AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION

     This Amendment, (the "Amendment"), dated as of the ______ day of May, 2002, by and between New Horizon Education, Inc., a Utah corporation ("New Horizon"), Phase One, LLC, a Utah Limited Liability Company ("Phase One") and American Hospital Resources, Inc., a Delaware corporation ("AHR") and the shareholders, or their nominees, of AHR ("Shareholders"), with reference to the following:

     WHEREAS, the parties listed above entered into an Agreement and Plan of Reorganization (the "Reorganization") dated April 3, 2002, and

     WHEREAS, the parties desire to modify the terms of the escrow provisions of
Article 2, Paragraphs 2.02(b) and (c) and Paragraph 2.03(a), (b), (c), and (d) of the Reorganization and

     WHEREAS, Paragraph 12.03 of the Reorganization provides for an amendment of the Reorganization by mutual agreement in writing signed by each party, therefore the parties agree to the following:

     1.01 The Reorganization shall be closed as soon as possible pursuant to the original terms with the escrow provisions to be amended as follows:

     (a) New Horizon shall place 3,196,873 restricted common shares of New Horizon stock in escrow and Phase One, LLC shall place 12,867,400 shares of New Horizon stock in escrow upon Wheeler's exercise of the option to purchase the Phase One, LLC New Horizon Stock (collectively the "Wheeler Group Stock") to be released as follows:

          (1) Wheeler Group shall receive the Wheeler Group Stock based on a weighted average formula. For example, when Wheeler Group can evidence the $1,500,000 EBITDA identified in Paragraph 2.03(a) of the Reorganization, Wheeler Group shall receive 50% of the Wheeler Group Stock.

          (2) When Wheeler Group can show evidence of $15,300,000 in revenues, Wheeler Group shall receive 25% of the Wheeler Group Stock.

          (3) When Wheeler Group raises $3,000,000 cash, Wheeler Group shall receive 25% of the Wheeler Group Stock.

          (4) In the event Wheeler Group does not meet the milestones set out above, Wheeler Group would receive shares based on a percentage of the milestones. For example, if Wheeler Group can evidence only $500,000 of the EBITDA, then Wheeler Group shall receive 1/3 of 50% of the Wheeler Group Stock. If Wheeler Group can only evidence $5,100,000 in revenues, then Wheeler Group would receive 1/3 of 25% of the Wheeler Group Stock. If
     Wheeler Group cannot show evidence of any cash raised, then Wheeler Group would receive 0 of 25% of the Wheeler Group Stock.


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          (5)  The  weighted  average  formula  would  continue until all of the
     Wheeler  Group  Stock  has  been  disbursed.

     1.02 In the event all shares are not distributed within ninety (90) days from the date of this Amendment, the parties agree that the Wheeler Group shall be limited to one board member on the board of directors of New Horizon until such time as all shares are distributed. In any event, the parties agree that the board of directors of New Horizon shall have at least one independent director on the board at all times.

     2.0 Construction. This Agreement shall be construed and enforced in accordance with the laws of the State of Utah excluding the conflicts of laws.

     3.0 Notices. All notices necessary or appropriate under this Agreement shall be effective when personally delivered or deposited in the United States mail, postage prepaid, certified or registered, return receipt requested, and addressed to the parties last known address which addresses are currently as follows:


          If  to  New  Horizon                If  to  AHR

          Mr.  Christopher  A.  Wheeler       Mr. Christopher A. Wheeler
          1912  Bay  Crest                    1912  Bay  Crest
          Santa  Ana,  CA  92704              Santa  Ana,  CA  92704


          If  to  Phase  One

          Mr.  Mark  Buck
          428  Hao  Street
          Honolulu,  HI  96821


          With  copies  to:

          Cletha  A.  Walstrand,  Esq.
          609  Judge  Building
          8  East  Broadway
          Salt  Lake  City,  UT  84111

     4.0 Amendment and Waiver. The parties hereby may, by mutual agreement in writing signed by each party, amend this Agreement in any respect. Any term or provision of this Agreement may be waived in writing signed by an authorized officer at any time by the party which is entitled to the benefits thereof, such waiver right shall include, but not be limited to, the right of either party to:

          (a) Extend the time for the performance of any of the obligations of the other;

          (b) Waive any inaccuracies in representations by the other contained in this Agreement or in any document delivered pursuant hereto;


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          (c)  Waive compliance by the other with any of the covenants contained in  this  Agreement,  and  performance of any obligations by the other; and

          (d) Waive the fulfillment of any condition that is precedent to the performance by the party so waiving of any of its obligations under this Agreement.

       Any writing on the part of a party relating to such amendment, extension or waiver as provided in this Section shall be valid if authorized or ratified by the Board of Directors of such party.

     5.0 Remedies not Exclusive. No remedy conferred by any of the specific provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. The election of any one or more remedies by New Horizon or AHR shall not constitute a waiver of the right to pursue other available remedies.

     6.0 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     7.0 Benefit. This Agreement shall be binding upon, and inure to the benefit of, the respective successors and assigns of New Horizon and AHR and its shareholders.

     8.0 Entire Agreement. This Amendment and the Reorganization along with the Schedules and Exhibits of the Reorganization, represent the entire agreement of the undersigned regarding the subject matter hereof, and supersedes all prior written or oral understandings or agreements between the parties.

     9.0 AHR shall bear all expenses incurred in connection with the negotiation, execution, closing, and performance of this Amendment , including counsel fees and accountant fees.

     10.0 Captions and Section Headings. Captions and section headings used herein are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.


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     Executed  as  of  the  date  first  written  above.

New Horizon Education, Inc.                    American Hospital Resources, Inc.

By:  __________________________               By:  _________________________
Christopher  A.  Wheeler,  President          Christopher  A. Wheeler, President



Phase  One,  LLC

By:___________________________
Mark  Buck,  Managing  Member


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